VOTING AGREEMENT

This **VOTING AGREEMENT** (this "Agreement"), dated as of April 15, 2016, is entered into by and among Polycom, Inc., a Delaware corporation (the "Company"), and the Person set forth on Schedule A ("Shareholder").

WHEREAS, as of the date hereof, Shareholder is the record or beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which meaning will apply for all purposes of this Agreement whenever the term "beneficial owner" or "beneficially own" is used) of the number of common shares ("Common Shares") of Mitel Networks Corporation, a Canadian corporation ("Parent"), set forth opposite Shareholder's name on Schedule A hereto (all Common Shares for which Shareholder is or becomes the record or beneficial owner prior to the termination of this Agreement being referred to herein as the "Subject Shares");

WHEREAS, Parent, Meteor Two, Inc., a Delaware corporation and indirect, wholly-owned subsidiary of Parent ("Merger Sub"), and the Company propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement, a copy of which has been made available to Shareholder; and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Company has required that Shareholder, and as an inducement and in consideration therefor, Shareholder (solely in Shareholder's capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I
AGREEMENT TO VOTE

1.1.   Agreement to Vote.

(a)   Unless this Agreement shall have terminated pursuant to Section 4.2 (the date of such termination, the "Termination Date"), at every meeting of the holders of Common Shares (the "Parent Shareholders"), however called, and at every adjournment or postponement thereof, Shareholder shall, or shall cause the holder of record on any applicable record date to, be present (in person or by proxy) and vote (or consent to be voted by proxy) Shareholder's Subject Shares (a) in favor of (i) adoption of the Merger Agreement, (ii) approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held or (iii) any other matter considered at any such meeting of the Parent Shareholders which the Parent Board has (A) determined is necessary for the consummation of the Merger, (B) disclosed in the Joint Proxy Statement/Prospectus or other written materials distributed to all Parent Shareholders and (C) recommended that the Parent Shareholders adopt; and (b) against (i) any amendment to Parent's articles of amalgamation or by-law or any other proposal which would in any material respect impede, interfere with or prevent the consummation of the Merger, (ii) any Parent Acquisition Proposal, or (iii) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Shareholder under this Agreement (collectively, the "Covered Proposals"). Notwithstanding the foregoing, (x) nothing in this Agreement shall require Shareholder to vote or otherwise consent to any amendment to the Merger Agreement or the taking of any action that could result in the amendment, modification or a waiver of a provision therein, in any such case, in a manner that (i) imposes any material restrictions or additional material conditions on the consummation of the Merger or (ii) extends the Outside Date, and (y) except as expressly set forth in this Section 1.1 with respect to Covered Proposals, Shareholder shall not be restricted from voting in favor of, against or abstaining with respect to any other matter presented to the Parent Shareholders.

(b)   SOLELY IN THE EVENT OF A FAILURE BY SHAREHOLDER TO ACT IN ACCORDANCE WITH SUCH SHAREHOLDER'S OBLIGATIONS AS TO VOTING PURSUANT TO SECTION 1.1(A) PRIOR TO THE TERMINATION DATE, SHAREHOLDER HEREBY IRREVOCABLY (UNTIL THE TERMINATION DATE) GRANTS TO AND APPOINTS THE COMPANY SUCH SHAREHOLDER'S PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION), FOR AND IN THE NAME, PLACE AND STEAD OF SHAREHOLDER, TO REPRESENT, VOTE AND OTHERWISE ACT (BY VOTING AT ANY MEETING OF PARENT SHAREHOLDERS, BY WRITTEN CONSENT IN LIEU THEREOF OR OTHERWISE) WITH RESPECT TO THE SUBJECT SHARES OWNED OR HELD BY SHAREHOLDER REGARDING THE MATTERS REFERRED TO IN SECTION 1.1(A) UNTIL THE TERMINATION DATE, TO THE SAME EXTENT AND WITH THE SAME EFFECT AS SHAREHOLDER MIGHT OR COULD DO UNDER APPLICABLE LAW, RULES AND REGULATIONS. THE PROXY GRANTED PURSUANT TO THIS SECTION 1.1(B) IS COUPLED WITH AN INTEREST AND SHALL BE IRREVOCABLE UNTIL THE TERMINATION DATE. UNTIL THE TERMINATION DATE, SHAREHOLDER WILL TAKE SUCH FURTHER ACTION AND WILL EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY. SHAREHOLDER HEREBY REVOKES ANY AND ALL PREVIOUS PROXIES OR POWERS OF ATTORNEY GRANTED WITH RESPECT TO ANY OF SHAREHOLDER'S SUBJECT SHARES THAT MAY HAVE HERETOFORE BEEN APPOINTED OR GRANTED WITH RESPECT TO THE MATTERS REFERRED TO IN THIS SECTION 1.1, AND PRIOR TO THE TERMINATION DATE NO SUBSEQUENT PROXY (WHETHER REVOCABLE OR IRREVOCABLE) OR POWER OF ATTORNEY SHALL BE GIVEN BY SHAREHOLDER, EXCEPT AS REQUIRED BY ANY ELECTION FORM OR LETTER OF TRANSMITTAL IN CONNECTION WITH THE MERGER. NOTWITHSTANDING THE FOREGOING, THIS PROXY SHALL TERMINATE UPON TERMINATION OF THIS AGREEMENT IN ACCORDANCE WITH ITS TERMS.

1.2.   Non-Solicitation. Unless this Agreement shall have terminated pursuant to Section 4.2, Shareholder shall not, and shall use commercially reasonable efforts to cause its controlled Affiliates not to, take any action (or refrain from taking any action) that would be inconsistent with Section 6.03 of the Merger Agreement. For the avoidance of doubt, nothing in this Article I shall restrict Shareholder or any of its Affiliates from engaging, in coordination with the Parent Board, in discussions or negotiations or otherwise take action regarding a Parent Acquisition Proposal with any Person, solely to the extent to which Parent is permitted to engage (and is engaging) in such discussions or negotiations with such Person or take such action pursuant to Section 6.03 of the Merger Agreement.

1.3.   No Inconsistent Arrangements. Except as provided hereunder or under the Merger Agreement, unless this Agreement shall have terminated pursuant to Section 4.2, Shareholder shall not, directly or indirectly, (a) create or permit to exist any Lien on any Subject Shares, other than restrictions imposed by applicable Law or pursuant to this Agreement or any risk of forfeiture with respect to any Common Shares granted to Shareholder under an employee benefit plan of Parent or otherwise that would not reasonably be expected to prevent or delay or impair the consummation by Shareholder of the transactions contemplated by this Agreement in any material respect (collectively, "Permitted Liens"), (b) transfer, sell, assign, gift, hedge, pledge or otherwise dispose of (collectively, "Transfer"), or enter into any contract with respect to any Transfer of the Subject Shares or any interest therein, (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares, (d) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a tender, support, voting or similar agreement or arrangement with respect to the Subject Shares, (e) tender the Subject Shares to any tender offer or (f) otherwise take any action with respect to any of the Subject Shares that would restrict, limit or interfere with the performance of any of Shareholder's obligations under this Agreement. Notwithstanding the foregoing, Shareholder may make Transfers of Subject Shares (i) by will, (ii) by operation of Law, (iii) for estate planning purposes, (iv) for charitable purposes or as charitable gifts or donations, (v) to any of its Affiliates, or (vi) to fund a tax liability arising from the exercise or vesting of any equity incentives in Parent (including, any Parent Stock Options and Parent RSUs) held by Shareholder, including any withholding obligations, or to effect any net settlement of, or to pay the exercise price in respect of, any such equity incentives, in each of cases (i)-(v), the Subject Shares shall continue to be bound by this Agreement and provided that each transferee agrees in writing to be bound by the terms and conditions of this Agreement (each a "Permitted Transfer"). For the avoidance of doubt, if Shareholder is not an individual, nothing in this Agreement shall restrict any direct or indirect Transfers of any equity interests in Shareholder. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, Shareholder may Transfer, or enter into any contract with respect to any Transfer of, all or any portion of the Subject Shares at any time after the Parent Shareholder Approval shall have been obtained, and, if as a result of such Transfer Shareholder ceases to be the record or beneficial owner of such Subject Shares, Shareholder shall have no obligations pursuant to this Agreement with respect to such Subject Shares.

1.4.   Documentation and Information. Until the Termination Date (unless this Agreement is terminated due to the occurrence of the Effective Time), (a) Shareholder shall permit and hereby authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document in connection with the Merger and any transactions contemplated by the Merger Agreement, a copy of this Agreement, Shareholder's identity and ownership of the Subject Shares and the nature of Shareholder's commitments and obligations under this Agreement; and (b) the Company shall permit and hereby authorizes Shareholder and its Affiliates, to the extent Shareholder or such Affiliates are required to do so by applicable Law, to publish and disclose in all documents and schedules filed with the SEC (including any amendment to Shareholder's schedule 13D), and any press release or other disclosure document in connection with the Merger and any transactions contemplated by the Merger Agreement, a copy of this Agreement, the Company's identity and the nature of Shareholder's commitments and obligations under this Agreement.

1.5.   Subject Shares. Any additional Common Shares or other voting securities of Parent of which Shareholder acquires record or beneficial ownership after the date hereof, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, shall be deemed to be "Subject Shares".

1.6.   Stop Transfer Order; Legends. Except in connection with a Permitted Transfer, Shareholder hereby agrees that it will not request that Parent register the Transfer of any certificate or uncertificated interest representing any of the Subject Shares, unless such Transfer is made in compliance with this Agreement. In furtherance of this Agreement, concurrently herewith, Shareholder shall, and hereby does, authorize Parent or its counsel to notify Parent's transfer agent that there is a stop transfer order with respect to all of the Subject Shares (and that this Agreement places limits on the voting and transfer of such shares), to the extent such stop transfer order is reasonably practicable and requested by the Company. The parties hereto agree that such stop transfer order shall be removed and shall be of no further force and effect upon the termination of this Agreement pursuant to Section 4.2.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Shareholder represents and warrants to the Company that:

2.1.   Authorization; Binding Agreement. Shareholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform Shareholder's obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Shareholder, and constitutes a valid and binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or any other similar Law affecting creditors' rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) (the "Enforceability Exceptions").

2.2.   Non-Contravention. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of Shareholder's obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not (a) violate any Law applicable to Shareholder or the Subject Shares, or (b) except as may be set forth in the Merger Agreement and any filing required by the Securities Act, the Exchange Act or other applicable securities Law, require any consent, approval, order, authorization or other action by, or filing with or notice to, any Person (including any Governmental Authority) under, constitute a breach of or default (with or without the giving of notice or the lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Lien (except pursuant to this Agreement itself) on any of the Subject Shares pursuant to, any Contract or other instrument binding on Shareholder or the Subject Shares or any applicable Law, except, in each case, for matters that, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the consummation by Shareholder of the transactions contemplated by this Agreement.

2.3.   Ownership of Subject Shares; Total Shares. Shareholder is the record or beneficial owner of the Subject Shares and has good title to the Subject Shares free and clear of any Lien (other than Permitted Liens) or other restrictions on the right to vote or otherwise transfer the Subject Shares, except (a) as provided hereunder, (b) pursuant to any applicable restrictions on transfer under the Securities Act, the Exchange Act or other applicable securities Law, (c) any risk of forfeiture with respect to any Common Shares granted to Shareholder under an employee benefit plan of Parent, and (d) if Shareholder is married and any of the Subject Shares constitute community property, any restrictions on transfer under applicable community property law (clauses (a), (b), (c) and (d), collectively, the "Transfer Limitation Exceptions"). The Subject Shares listed on Schedule A opposite Shareholder's name constitute all of the Common Shares owned by Shareholder as of the date hereof (and, for the sake of clarity, does not include unexercised or unvested Parent Stock Options (or the Common Shares underlying such Parent Stock Options), or unexercised or unvested Parent RSUs (or the Common Shares underlying such Parent RSUs)). Except pursuant to this Agreement, as of the date hereof, no Person has any contractual right or obligation to purchase or otherwise acquire any of the Subject Shares.

2.4.   Voting Power. Shareholder has full voting power, with respect to the Subject Shares, and, subject to the Transfer Limitation Exceptions, full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of Shareholder's Subject Shares. None of Shareholder's Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares, except to the extent consistent with this Agreement.

2.5.   Reliance. Shareholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of Shareholder's own choosing. Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance, among other things, upon Shareholder's execution, delivery and performance of this Agreement.

2.6.   Absence of Litigation. With respect to Shareholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of Shareholder, threatened against, Shareholder or any of Shareholder's properties or assets (including the Subject Shares) that would reasonably be expected to materially prevent, delay or impair the ability of Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Shareholder that:

3.1.   <u>Organization; Authorization</u>. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The consummation of the transactions contemplated hereby are within the Company's corporate powers and have been duly authorized by all necessary corporate actions on the part of the Company. The Company has full power and authority to execute, deliver and perform this Agreement.

3.2.   <u>Non-Contravention</u>. The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby will not (a) violate any Law applicable to the Company or by which the Company or any of its property is bound, (b) except as may be set forth in the Merger Agreement and any filing required by the Securities Act, the Exchange Act or other applicable securities Law, require any consent, approval, order, authorization or other action by, or filing with or notice to, any Person (including any Governmental Authority) under, constitute a breach of or default (with or without the giving of notice or the lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Lien on the Company or any of its property, pursuant to any Contract or other instrument binding on the Company or by which it or its property is bound, or any applicable Law or (c) violate any provision of the Company's respective organizational or formation documents, except, in each case, for matters that, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the consummation by the Company of the transactions contemplated by this Agreement.

3.3.   <u>Binding Agreement</u>. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

ARTICLE IV
MISCELLANEOUS

4.1.   <u>Notices</u>. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile or email or sent by a nationally recognized overnight courier service, such as Federal Express, in each case, addressed as follows: (a) if to the Company, in accordance with the provisions of the Merger Agreement with a copy sent to Parent, also in accordance with the provisions of the Merger Agreement and (b) if to Shareholder, to Shareholder's address, facsimile number or email address set forth on a signature page hereto, or to such other address, facsimile number or email address as Shareholder may hereafter specify in writing to the Company by like notice made pursuant to this <u>Section 4.1</u>, with a copy sent to Parent, in accordance with the provisions of the Merger Agreement.

4.2.   <u>Termination</u>. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the earliest of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, and (c) the date of any amendment to, or waiver or modification of, the Merger Agreement that increases the amount, or changes the form, of consideration payable to the Company's stockholders pursuant to the Merger Agreement. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; <u>provided</u>, <u>however</u>, (x) nothing set forth in this <u>Section 4.2</u> shall relieve any party from liability for any fraud or willful and material breach of this Agreement prior to termination hereof, (y) the provisions of this <u>Article IV</u> shall survive any termination of this Agreement, and (z) <u>Section 1.4</u> of this Agreement shall survive termination of this Agreement solely in the event such termination is due to the occurrence of the Effective Time. The representations and warranties herein shall not survive the termination of this Agreement.

4.3.   <u>Amendments and Waivers</u>. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

4.4.   <u>Binding Effect; Benefit; Assignment</u>. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person other than the parties hereto and their respective successors and assigns. No party hereto may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto. Any purported assignment in violation of this <u>Section 4.4</u> shall be void.

4.5.   <u>Governing Law; Jurisdiction; Waiver of Jury Trial</u>. This Agreement shall be governed and construed in accordance with the Law of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction that would result in the application of the Law of any other jurisdiction. Each of the parties hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware, or if such federal court does not have jurisdiction, any court of the State of Delaware having jurisdiction in respect of the interpretation and enforcement of the provisions of this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties irrevocably agree that all claims with respect to such Proceeding shall be heard and determined in such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 4.1 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE COMPANY, SHAREHOLDER OR PARENT IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

4.6.   Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic mail transmission (including in portable document format (pdf) or otherwise) or by facsimile shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement.

4.7.   Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to its subject matter.

4.8.   Severability. If any term, provision, covenant or restriction of this Agreement or the application thereof is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

4.9.   Specific Performance. The parties hereto agree that irreparable damage would occur if either party fails to perform its obligations under this Agreement. Accordingly, each of the parties shall be entitled to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any Delaware court, in addition to any other remedy to which they are entitled at law or in equity, in each case, without posting bond or other security, and without the necessity of proving actual damages.

4.10.   Headings. The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

4.11.   No Presumption. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

4.12.   Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably deemed necessary under applicable Law by the Company or Shareholder, as applicable, to perform their respective obligations as expressly set forth under this Agreement.

4.13.   Interpretation. Each capitalized term that is used but not otherwise defined herein shall have the meaning ascribed to such term in the Merger Agreement. Unless the context otherwise requires, as used in this Agreement: (a) the words "hereof," "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) the use of the word "or" shall not be exclusive unless expressly indicated otherwise; (c) whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation," whether or not they are in fact followed by those words or words of like import; (d) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, (e) words denoting either gender shall include both genders as the context requires; (f) where a word or phrase is defined herein or in the Merger Agreement, each of its other grammatical forms shall have a corresponding meaning; (g) the terms "Article," "Section" and "Schedule" refer to the specified Article, Section or Schedule of or to this Agreement; (h) time is of the essence with respect to the performance of this Agreement; (i) the word "party" shall, unless the context otherwise requires, be construed to mean a party to this Agreement and any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party's successors and permitted assigns; (j) a reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation; and (k) the word "will" shall be construed to have the same meaning and effect as the word "shall."

4.14.   Capacity as Shareholder. Shareholder signs this Agreement solely in Shareholder's capacity as a shareholder of Parent, and not in Shareholder's capacity as a director, officer or employee of Parent or any of its Subsidiaries. Nothing herein shall in any way restrict a director or officer of Parent (including, for the avoidance of doubt, any director nominated by Shareholder) in the exercise of his or her fiduciary duties as a director or officer of Parent or prevent or be construed to create any obligation on the part of any director or officer of Parent (including, for the avoidance of doubt, any director nominated by Shareholder) from taking any action in his or her capacity as such director or officer of Parent. For purposes of this Agreement, neither Parent nor any of its Subsidiaries shall be deemed to be Affiliates of the Shareholder.

4.15.   <u>Parent Stock Based Plans</u>. Nothing in this Agreement shall be construed to obligate Shareholder to exercise, or take any (or refrain from taking any) other action with respect to, any Parent Stock Options or Parent RSUs.

4.16.   <u>No Agreement Until Executed</u>. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Merger Agreement is executed by all parties thereto and (b) this Agreement is executed by all parties hereto.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

POLYCOM, INC.



By: _____

Name:

Title: Sayed Darwish
              Chief Legal Officer &
              EVP of Corporate Development

[Signature Page to Voting Agreement]

ELLIOTT ASSOCIATES, L.P.

By: Elliott Capital Advisors, L.P., as General
    Partner

By: Braxton Associates, Inc., as General Partner



By: _____

    Name: Elliot Greenberg
    Title: Vice President

Address:

c/o Elliott Management Corporation
40 West 57th Street
New York, NY 10019
Attention: Jesse Cohn

Facsimile No.: (212) 478–2871
Email : jcohn@elliottmgmt.com

Schedule A

Name of Shareholder	Number of Common Shares
Elliott Associates, L.P.	8,850,892